                       Securities And Exchange Commission
                             Washington, D.C. 20549
                                   FORM 11-K

(Mark One)

/X/  Annual Report Pursuant to Section 15(d) Of The Securities
     Exchange Act of 1934  [Fee Required]

     For the fiscal year ended December 31, 1995

                            OR

/ /  Transition Report Pursuant To Section 15(d) of the
     Securities Exchange Act of 1934  [No Fee Required]

     For the transition period from __________ to __________.


Commission file number 1-5725

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Quanex Corporation Hourly Bargaining Unit Employees Savings
     Plan




B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Quanex Corporation
     1900 West Loop South, Suite 1500
     Houston, Texas 77027
     Phone: (713) 961-4600

                          INDEPENDENT AUDITORS' REPORT





The Benefits Committee
Quanex Corporation
Houston, Texas

Re:      Quanex Corporation Hourly Bargaining Unit Employees Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Quanex Corporation Hourly Bargaining Unit Employee Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) investments as of December 31, 1995 and (2) 5% reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
- -------------------------
DELOITTE & TOUCHE LLP


May 3, 1996

                               QUANEX CORPORATION
                 HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                       December 31,
                                                                         ----------------------------------------
                                                                             1995                        1994
                                                                         ------------                ------------
Assets:
        Investments, at fair value -
        Mutual fund assets:
          Fidelity Puritan Fund                                          $  835,000                    $  479,342
          Fidelity Magellan Fund                                          1,843,510                       990,913
          Fidelity Contrafund                                               127,661                        21,161
          Fidelity Growth and Income Fund                                   328,455                       126,277
          Fidelity Overseas Fund                                            369,562                       221,045
          Fidelity Balanced Fund                                             74,250                        16,594
          Fidelity Government Money Market Fund                           2,119,423                     1,551,467
        Quanex Corporation common stock                                     187,886                       132,707
        Common/commingled trust                                              95,257                        20,091

        Deposits with insurance company,
          at contract value                                                       -                       131,294
                                                                         ----------                    ----------
                  Total                                                   5,981,004                     3,690,891
                                                                         ----------                    ----------
        Employee contributions receivable                                   136,120                       117,866
        Employer contributions receivable                                    10,191                         6,951
                                                                         ----------                    ----------
                  Total                                                     146,311                       124,817
                                                                         ----------                    ----------

Net assets available for benefits                                        $6,127,315                    $3,815,708
                                                                         ==========                    ==========



                       See notes to financial statements.

                               QUANEX CORPORATION
                 HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS


                                                                                       December 31,
                                                                         ----------------------------------------
                                                                             1995                        1994
                                                                         ------------                ------------
Investment income:
        Interest and dividends                                           $  298,232                  $  142,094
        Net appreciation (depreciation) in
          fair value of investments                                         467,045                     (80,190)
                                                                         ----------                  ----------
                   Total                                                    765,277                      61,904
                                                                         ----------                  ----------

Contributions:
        Employee                                                          1,637,214                   1,157,814
        Employer                                                             98,350                      72,075
                                                                         ----------                  ----------
                   Total                                                  1,735,564                   1,229,889
                                                                         ----------                  ----------

                   Total additions                                        2,500,841                   1,291,793

Benefit payments                                                            189,234                      96,950
                                                                         ----------                  ----------
Increase in net assets available
  for benefits                                                            2,311,607                   1,194,843

Net assets available for
        Beginning of year                                                 3,815,708                   2,620,865
                                                                         ----------                  ----------
        End of year                                                      $6,127,315                  $3,815,708
                                                                         ==========                  ==========



                       See notes to financial statements.

                               QUANEX CORPORATION
                 HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1995 AND 1994

A.       DESCRIPTION OF THE PLAN

         The following description of the Quanex Corporation Hourly Bargaining Unit Employees' Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         (1) General. The Plan, originally named the Quanex Corporation Hourly Employee Savings Plan, became effective January 1, 1989 and is sponsored by Quanex Corporation (the "Company"). The Plan began receiving contributions in April 1989. The Plan is a defined contribution plan which is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The plan is a voluntary savings plan in which hourly employees of certain divisions of the Company are eligible to participate after completing three months of active service. The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

         (2) Contributions. Participants may elect to contribute up to 15% of their before-tax or after-tax compensation as defined by the Plan agreement. The Plan was amended effective July 1, 1994 to include LaSalle Steel Company hourly employees. All plan provisions apply to the LaSalle Steel Company hourly employees with the addition of an employer matching contribution that does not exceed 5% of the member's considered compensation. During the 1994 Plan year, LaSalle Steel Company made a Supplemental Employer Contribution of $100 on behalf of each member who was employed by LaSalle Steel Company on May 15, 1994 and also on behalf of each member who was first hired by LaSalle Steel Company after May 15, 1994, and completed 720 hours of service.

         (3) Participant Accounts. Each participant's account is credited with the participant's contribution and an allocation of investment income, which is based upon individual participant account balances as of the end of the period in which the income was earned.

         (4) Investment Options. The Plan has eight investment funds and a Quanex stock fund managed by the Trustee, as follows:

                 Government Money Market Fund - composed of short-term government obligations.

                 Balanced Fund - invested and reinvested in common and preferred stocks and bonds.

                 Growth and Income Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

                 Magellan Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

                 Contrafund - invested and reinvested in equities of foreign and domestic companies.

                 Overseas Fund - invested and reinvested in foreign securities.

                 Common/Commingled Trust - invested and reinvested in investment contracts with insurance companies, banks and other financial institutions.

                 Puritan Fund - invested and reinvested in common and preferred stocks and bonds.

                 Quanex Corporation Common Stock - invested and reinvested exclusively in the common stock of Quanex Corporation.

                 Additionally, the Plan had investments in a series of guaranteed investment contracts, which matured January 1, 1995. Refer to Note C for further discussion.

         (5) Vesting. Participants are immediately vested in their contributions and the related earnings. Vesting in the employer's matching contributions for employees is 0% for less than one year of services graduating to 100% for five or more years. Upon death, retirement or total permanent disability, the participant or beneficiary becomes immediately vested in the employer's contribution. In the event of termination, nonvested portions of employer's contributions are immediately forfeited by participants and utilized to reduce future employer matching contributions.

         (6) Payment of Benefits. Upon termination of service, the participant may elect to receive a lump sum distribution equal to the total amount of vested benefits in his or her account. See further discussion of benefits payable in Note G.

B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments.
                 Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price.

         (3) Administrative Expenses. The Company pays all administrative expenses.

         (4)     Payment of Benefits.  Benefit payments are recorded when paid.

C.       DEPOSITS WITH INSURANCE COMPANY

         In 1989, the Plan entered into a series of guaranteed investment contracts with Metropolitan Life Insurance Company ("Metropolitan"). The contracts provided a guaranteed rate of return on principal invested which was credited to the Plan for the length of the contracts. The contracts were reduced for Plan withdrawals. The contracts are included in the financial statements at the December 31, 1994 contract values as reported to the Plan by Metropolitan. The contracts matured on January 1, 1995. The contracts provided an interest rate of 8.3%.

D.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at anytime subject to the provisions set forth in ERISA. In the event of plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

E.       FEDERAL INCOME TAX STATUS

         The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service (the "IRS"). The Plan has received a favorable letter of tax determination dated September 15, 1995. As such, the Plan is a qualified trust under Sections 401 (a) and 401 (k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from federal income tax under Section 501 (a) of the Code. The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates. Subsequent to year-end, the Plan received a favorable determination letter dated January 29, 1996, which supersedes the letter dated September 15, 1995.

F.       RELATED PARTY TRANSACTIONS

         During the years ended December 31, 1995 and 1994, the Plan purchased shares of Quanex Corporation common stock, as shown below:

                                  1995                                                         1994
                                  ----                                                         ----
                 Shares                              Cost                      Shares                            Cost
                --------                           --------                   --------                         --------
                   4,243                            $92,529                      5,096                         $110,023

         During the years ended December 31, 1995 and 1994, the Plan sold 347 and 194 shares of Quanex Corporation common stock for $7,457 (cost $7,997) and $5,392 (cost $4,682), respectively.

         During the years ended December 31, 1995 and 1994, the Plan purchased shares of Fidelity mutual fund assets as shown below:

                                  1995                                                          1994
                                  ----                                                          ----
                 Shares                              Cost                      Shares                            Cost
                --------                           --------                   --------                         --------
                 879,682                          $2,278,180                   824,831                       $1,914,365

         During the years ended December 31, 1995 and 1994, the Plan sold 270,825 and 321,719 shares of Fidelity mutual fund assets for $484,054 (cost $456,173) and $819,960 (cost $825,438), respectively.

         During the years ended December 31, 1995 and 1994, the Plan purchased shares of Fidelity Common/Commingled Trust as shown below:

                                  1995                                                        1994
                                  ----                                                        ----
                 Shares                            Cost                      Shares                            Cost
                 ------                            ----                      ------                            ----
                 82,554                            $82,554                   20,091                            $20,091

         During the year ended December 31, 1995, the Plan sold 7,387 shares of Fidelity Common/Commingled Trust for $7,387 (cost $7,387). No shares were sold during the year ended December 31, 1994.

G.       BENEFITS PAYABLE
         As of December 31, 1995 and 1994, net assets available for benefits included benefits of $16,875 and $22,867, respectively, due to participants who had withdrawn from participation in the Plan. As of December 31, 1994, benefits payable of $22,867 were reported as a liability on the ERISA Form 5500, resulting in a difference between net assets available for benefits presented within this report of $3,815,708 and the net assets recorded on Form 5500 of $3,792,841. During 1995, the Department of Labor clarified its definition of benefits payable, which resulted in no liability for benefits payable on Form 5500 as of December 31, 1995. The following is a reconciliation of benefit payments according to the financial statements to Form 5500 for the year ended December 31, 1995:

         Benefit payments per the financial statements                          $189,234
         Amounts allocated to withdrawing participants at
              December 31, 1994                                                  (22,867)
                                                                                --------
         Benefit payments per Form 5500                                         $166,367
                                                                                ========

H.       SUPPLEMENTAL FUND INFORMATION

         Contributions, benefit payments and investment income by fund were as follows for the years ended December 31:

                                                                 1995                          1994
                                                            ------------                   ------------
Employee Contributions:
         Fidelity Puritan Fund                              $    225,346                   $    174,607
         Fidelity Magellan Fund                                  419,024                        331,770
         Fidelity Contrafund                                      44,860                         14,595
         Fidelity Growth and Income Fund                         114,399                         59,278
         Fidelity Overseas Fund                                  144,420                         90,740
         Fidelity Balanced Fund                                   48,443                         14,912
         Fidelity Government Money Market Fund                   508,585                        384,265
         Fidelity Short-Intermediate
               Government Fund                                         -                         26,042
         Quanex Corporation common stock                          62,267                         40,789
         Common/commingled trust                                  69,870                         20,816
                                                            ------------                   ------------
                                                            $  1,637,214                   $  1,157,814
                                                            ============                   ============



                                                                 1995                          1994
                                                            ------------                   ------------
Employer Contributions:
         Fidelity Puritan Fund                              $     13,810                   $      5,164
         Fidelity Magellan Fund                                   19,431                          7,337
         Fidelity Contrafund                                       4,379                          1,596
         Fidelity Growth and Income Fund                           9,598                          3,637
         Fidelity Overseas Fund                                   10,578                          4,515
         Fidelity Balanced Fund                                    6,954                          2,602
         Fidelity Government Money Market Fund                    18,045                         40,897
         Quanex Corporation common stock                           6,177                          2,628
         Common/commingled trust                                   9,378                          3,699
                                                            ------------                   ------------
                                                            $     98,350                   $     72,075
                                                            ============                   ============



                       See notes to financial statements.

                                                                 1995                         1994
                                                            ------------                  -------------
Benefit payments:
            Fidelity Puritan Fund                           $     26,984                  $      13,530
            Fidelity Magellan Fund                                51,315                         28,461
            Fidelity Contrafund                                                                     214
            Fidelity Growth and Income Fund                        5,381                            523
            Fidelity Overseas Fund                                 2,595                          4,168
            Fidelity Balanced Fund                                 2,498
            Fidelity Government Money Market Fund                 94,128                         41,686
            Fidelity Short-Intermediate
                  Government Fund                                      -                            958
            Quanex Corporation common stock                        3,993                          3,574
            Common/commingled trust                                2,340                              -
            Guaranteed investment contract                             -                          3,836
                                                            ------------                   ------------
                                                            $    189,234                   $     96,950
                                                            ============                   ============


                                                                 1995                           1994
                                                            -------------                  -------------
Investment income:
           Fidelity Puritan Fund                            $     129,241                  $       4,259
           Fidelity Magellan Fund                                 431,859                        (15,476)
           Fidelity Contrafund                                     17,439                            231
           Fidelity Growth and Income Fund                         69,343                          1,881
           Fidelity Overseas Fund                                  26,530                           (102)
           Fidelity Balanced Fund                                   6,251                           (175)
           Fidelity Government Money Market Fund                  105,725                         50,313
           Fidelity Short-Intermediate
                 Government Fund                                        -                         (3,306)
           Quanex Corporation common stock                        (24,578)                        13,729
           Common/commingled trust                                  3,467                            218
           Guaranteed investment contract                               -                         10,332
                                                            -------------                  -------------
                                                            $     765,277                  $      61,904
                                                            =============                  =============


                       See notes to financial statements.

           Item 27a - Schedule of Assets Held for Investment Purposes
                            EIN: 38-1872178; PN 015

                               QUANEX CORPORATION
                             HOURLY BARGAINING UNIT
                             EMPLOYEES SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                               DECEMBER 31, 1995

                                                             Shares/                           Current
                                                            Par Value           Cost            Value
                                                            ---------         --------         -------
Mutual Fund Assets - Fidelity Investments:
- ------------------------------------------
Government Money Market Fund*                                2,119,423       $2,119,423       $2,119,423
Balanced Fund*                                                   5,492           70,877           74,250
Puritan Fund*                                                   49,089          771,267          835,000
Growth and Income Fund*                                         12,143          279,626          328,455
Magellan*                                                       21,441        1,561,677        1,843,510
Contrafund*                                                      3,358          120,263          127,661
Overseas Fund*                                                  12,713          346,504          369,562
                                                                             ----------       ----------
     Total Mutual Fund Assets                                                 5,269,637        5,697,861
Quanex Corporation Common Stock*                                 9,697          208,427          187,886
Common/Commingled Trust*                                        95,257           95,257           95,257
                                                                             ----------       ----------
     Total investments                                                       $5,573,321       $5,981,004
                                                                             ==========       ==========

*Party-in-Interest

  Item 27d - Schedule of Reportable (5%) Transactions  EIN 38-1872178;  PN 015

        QUANEX CORPORATION HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                             Series of Transactions

                                                                                                          Current
                   Total Number of                           Total Number                                 Value on         Net
                  Purchases During         Purchase         of Sales During     Selling      Cost of     Transaction       Gain
Description           Plan Year             Price              Plan Year         Price        Asset         Date          (Loss)
- -----------       ----------------         --------         --------------      -------     --------     -----------     ---------
Puritan Fund              42               $316,129
                                                                  16            $48,047      $45,811       $48,047         $2,236

Magellan Fund             54                640,704
                                                                  25            113,644       92,232       113,644         21,412

Overseas Fund             31                167,351
                                                                  15             36,872       34,637        36,872          2,235

Government Money          67                832,186
Market Fund                                                       49            264,231      264,231       264,231              0

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         Quanex Corporation Hourly Bargaining
                                         Unit Employee Savings Plan



Date          June 24, 1996                       /s/ JOSEPH K. PEERY
      ----------------------------       ---------------------------------------
                                           Joseph K. Peery, Benefits Committee

                               INDEX TO EXHIBITS



23.1    --      Independent Auditor's Consent